1606 Corp.

2425 E. Camelback Rd, Suite 150

Phoenix, AZ 85016

By EDGAR

November 23, 2021

United Sates Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation

100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	1606 Corp.
Registration Statement on Form S-1 Filed August 19, 2021 File No. 333-258912

Dear Sir or Madam:

By letter dated September 14, 2021 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 1606 Corp. (the “Company”) with a letter on the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form S-1 Filed August 19, 2021

Prospectus Cover

1. We note that each share of your Class A Preferred Stock has 50 votes per share, as compared to your common stock which entitles the holder to one vote per share. Please disclose on your prospectus cover, in your summary and in your risk factors the disparate voting rights of each class of stock. In your risk factors, please discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock and the dilution upon conversion of the Class A preferred stock into common stock.

Response: We have revised the Registration Statement to disclose on the prospectus cover, in the summary and in risk factors the disparate voting rights of each class of stock. We have also included an additional risk factor as requested.

2. It appears your Chief Executive Officer holds a controlling interest in your company through his ownership of Class A Preferred Stock. Please disclose the percent of the voting power held by your CEO on your prospectus cover and prospectus summary. Please also include risk factor disclosure addressing the impact his voting power may have on the company, including his ability to control the outcome of all votes put to stockholders and his ability to delay or defer a change of control.

Response: Disclosures have been revised regarding the percent of the voting power held by the CEO and a risk factor has been added as requested.

Business, page 13

3. We note your reference to certain distribution agreements on page 14 and manufacturing relationships throughout Southern and Northern California on page 15. Please include a description of these relationships, discuss the material terms of each agreement and file each agreement as an exhibit to the registration statement, if applicable. Refer to Item 601(b)(10) of Regulation S-K.

Response: Disclosure has been revised to remove reference to these items.

Government Regulation, page 15

4. Please revise to discuss here, and in your Risk Factor section, the effects of the various regulations that affect your business with a view to understanding how the regulations are applicable to you. Please also revise to remove your disclosure that “hemp is now federally legal.” In this regard, the 2018 Farm Bill removed hemp from the CSA, which means it is no longer a controlled substances under federal law, however, it is still subject to compliance with a regulatory framework that can affect the legality of CBD products. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Response: We have revised the disclosure in this section and the Risk Factor section as requested.

Liquidity and Capital Resources, page 20

5. We note your disclosure on page 6 that you will need significant additional financing to further your business plan, and also that the audit report includes a going concern opinion. Please include a discussion in this section regarding the company’s current cash position and plans to seek additional funding. Please also include a description of the material terms of the promissory note issued to Singlepoint. Refer to Item 303 of

Regulation S-K.

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Response: Disclosure in this section has been revised as requested.

Results of Operations for the Year Ended December 31, 2020 compared to Year Ended December 31, 2019, page 20

6. Please include a comparable discussion for the periods ended June 30, 2020 and 2021. Refer to Item 303(c) of Regulation S-K.

Response: Disclosure in this section has been revised as requested.

General

7. Please include the disclosure required by Items 201, 506, 507, 508, and 701 of Regulation S-K. For example, revise to include the selling shareholder table and all information required by Item 507 of Regulation S-K.

Response: Disclosure in this section has been revised as requested, except there was no dilution effect (Item 506).

8. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, we are concerned that the transaction may be an indirect primary offering, with the selling shareholders acting as a conduit in a distribution to the public.

Accordingly, please either revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters or provide us with a detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response: We have revised the Registration Statement to reduce the number of shares being included in the Registration Statement.

9. As a related matter, we note your disclosure that the selling shareholders may sell at market prices. Please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please revise accordingly.

Response: As stated above we have revised the Registration Statement to reduce the number of shares being included in the Registration Statement.

10. We note your disclosure that “1606 was incorporated in Nevada in February 2021 as a spin-off from Singlepoint Inc.” Please give us your analysis addressing the exemption from registration that was relied upon in connection with the spin-off and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction resulted in a fundamental change in the nature of the holdings of your shareholders. For example, discuss the shareholders’ economic and voting interests in Singlepoint prior to the transactions compared to their economic and voting interests in Singlepoint and 1606 after the transactions. In this regard, we note that holders of Class B Preferred Stock of SinglePoint did not receive shares of 1606.

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Response: The Company relied on Staff Legal Bulletin 4 (“SLB 4”) for the exemption from registration. Pursuant to SLB 4 the subsidiary does not have to register a spin-off under the Securities Act when the following conditions are satisfied (each bullet point contains analysis):

* the parent shareholders do not provide consideration for the spun-off shares; Here there was no consideration given for the spun-off shares.

* the spin-off is pro-rata to the parent shareholders; The spin-off was pro-rata to the parent shareholders. The Class B preferred Stockholders waived their right to receive the spun-off shares.

* the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; The parent filed and mailed a Schedule 14C with adequate information prior to effecting the spin-off.

* the parent has a valid business purpose for the spin-off; The parent spun-off 1606 as the parent wanted to focus on a different business field and to enable 1606 to focus and grow its business.

* if the parent spins-off “restricted securities,” it has held those securities for at least two years. As per SLB 4 this two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. In this case 1606 was formed by the parent and not acquired from a third-party.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

Gregory Lambrecht, President

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